UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of Report May 13, 2011
Commission file number 1-33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS
REPORTS FIRST QUARTER RESULTS
Highlights
•	Generated distributable cash flow of $29.2 million in the first quarter of 2011, up 5.8 percent from the same period of the prior year.
•	Increased quarterly cash distribution by 5.3 percent to $0.50 per unit for the first quarter of 2011.
•	On March 8, 2011, acquired the remaining 49 percent interest in Teekay Offshore Operating L.P. from Teekay Corporation.
•	Partnership’s total liquidity was $382 million as at March 31, 2011.
Hamilton, Bermuda, May 12, 2011 — Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), today reported the Partnership’s results for the quarter ended March 31, 2011. During the first quarter of 2011, the Partnership generated distributable cash flow(1) of $29.2 million, compared to $27.6 million in the same period of the prior year.
On April 21, 2011, a cash distribution of $0.50 per unit was declared for the quarter ended March 31, 2011. The cash distribution is payable on May 13, 2011 to all unitholders of record on May 6, 2011.
“Our acquisition of the remaining 49 percent interest in Teekay Offshore Operating L.P., or OPCO, in March was a key milestone for the Partnership,” commented Peter Evensen, Chief Executive Officer of Teekay Offshore GP LLC. “It significantly simplified our ownership structure and provided a substantial increase to our distributable cash flow, allowing us to increase the distribution paid to unitholders by 5.3 percent in the first quarter of 2011. The Partnership’s distributable cash flow is expected to increase further in the second quarter of 2011, reflecting the full quarter benefit from the OPCO transaction on March 8th, 2011.” Mr. Evensen continued, “The attractive fundamentals for deepwater offshore oil production are creating more growth opportunities for the Partnership, many of which we are currently evaluating. With over $380 million of available liquidity, the Partnership is well positioned to continue its track record of accretive growth.”
Summary of Recent Transaction
On March 8, 2011, the Partnership acquired from Teekay Corporation (Teekay) the remaining 49 percent interest in OPCO that it did not already own. At the time of the transaction, OPCO operated a fleet of 34 shuttle tankers, three Floating Storage and Offtake (FSO) units, nine double-hull conventional oil tankers and two lightering vessels. The Partnership financed the acquisition through a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay between December 31, 2010 and the date of acquisition) and the issuance of 7.6 million common units to Teekay.

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under U.S. generally accepted accounting principles (GAAP).

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of May 1, 2011.

	Number of Vessels
	Owned			Committed
	Vessels		Chartered-in Vessels	Newbuildings	Total
Shuttle Tanker Segment	30	(i)	5	1	36
Conventional Tanker Segment	11		—	—	11
FSO Segment	5	(ii)	—	—	5
FPSO Segment	2		—	—	2

Total	48		5	1	54

(i)	Includes six shuttle tankers in which Teekay Offshore’s interest is 50 percent and three shuttle tankers in which Teekay Offshore’s ownership is 67 percent.

(ii)
As a result of the charterer exercising its purchase option in accordance with the terms of the charter contract, Teekay Offshore sold the Karratha Spirit FSO for sales proceeds of $5.1 million during the first quarter of 2011.

Future Growth Opportunities
Pursuant to an omnibus agreement that Teekay Offshore entered into in connection with its initial public offering in December 2006, Teekay is obligated to offer to the Partnership its interest in certain shuttle tankers, FSO units, floating production, storage and offloading (FPSO) units and joint ventures it may acquire in the future, provided the vessels are servicing contracts with remaining durations of three years or greater. The Partnership may also acquire other vessels that Teekay may offer it from time to time.
Shuttle Tankers
Teekay Offshore recently acquired two Aframax shuttle tanker newbuildings (the Amundsen Spirit and the Nansen Spirit) and has committed to acquire one additional Aframax shuttle tanker newbuilding (the Peary Spirit) that is scheduled to deliver to the Partnership in July 2011. Teekay is obligated to offer the Partnership a fourth shuttle tanker newbuilding (the Scott Spirit) within 365 days after its delivery, provided the vessel is servicing a charter contract with remaining durations of three years or greater.
FPSO Units
Pursuant to the omnibus agreement and a subsequent agreement, Teekay is obligated to offer to sell the Petrojarl Foinaven FPSO unit, an existing FPSO unit, which is owned by Teekay and operating under a long-term contract in the North Sea, to Teekay Offshore prior to July 9, 2012. The purchase price for the Petrojarl Foinaven FPSO unit would be at its fair market value plus any additional tax or other costs to Teekay that would be required to transfer the FPSO unit to the Partnership.
In October 2010, Teekay signed a long-term contract with Petrobras to provide a FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit, named Petrojarl Cidade de Itajai. The new FPSO unit is scheduled to deliver in the second quarter of 2012, when it will commence operations under a nine-year, fixed-rate time-charter contract to Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its interest in this FPSO project at Teekay’s fully built-up cost, within 365 days after the commencement of the charter with Petrobras.
Teekay recently entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) to jointly pursue FPSO projects in Brazil. Teekay intends for Odebrecht to be a 50 percent partner in the Tiro Sidon FPSO project and is currently working with Odebrecht on potential FPSO project opportunities which, pursuant to the omnibus agreement, may result in the future sale of new FPSO units to the Partnership. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries.
In addition, Teekay has signed a Letter of Intent with a major oil and gas company to provide a new harsh weather FPSO which will operate in the North Sea. Teekay has been involved in the front-end engineering and design (FEED) study for this project over the past several months, and is currently working towards finalizing a contract with the customer. In connection with this project, Teekay recently signed a conditional contract with Samsung Heavy Industries (Samsung) to construct a newbuilding FPSO unit. If Teekay is awarded an operating contract that is three years or greater in duration, pursuant to the omnibus agreement, Teekay would be obligated to offer to the Partnership its interest in this FPSO project at Teekay’s fully built-up cost, within 365 days after the commencement of the charter.
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Financial Summary
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $22.1 million for the quarter ended March 31, 2011, compared to $20.1 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $1.3 million and decreasing net income by $5.3 million for the quarters ended March 31, 2011 and March 31, 2010, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $23.4 million for the first quarter of 2011, compared to $14.9 million in the same period of the prior year. Net revenues(2) for the first quarter of 2011 increased to $208.3 million compared to $198.6 million in the same period of the prior year.
For accounting purposes, the Partnership is required to recognize, through the consolidated statements of income, changes in the fair value of certain derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions or have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.
The Partnership has recast its historical financial results to include the results of the Falcon Spirit FSO unit and the Cidade de Rio das Ostras (Rio das Ostras) FPSO unit relating to the periods prior to their acquisition by the Partnership from Teekay, and for which pre-acquisition results are referred to in this release as the Dropdown Predecessor. In accordance with GAAP, business acquisitions of entities under common control that have begun operations are required to be accounted for in a manner whereby the Partnership’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay. For these purposes, the Falcon Spirit was under common control by Teekay from December 15, 2009 until April 1, 2010, when it was sold to the Partnership and the Rio das Ostras FPSO unit was under common control by Teekay from April 1, 2008 to October 1, 2010, when it was sold to the Partnership.
On October 1, 2010, Teekay Offshore agreed to acquire Teekay’s interests in the newbuilding shuttle tanker Peary Spirit. Prior to its acquisition by the Partnership, this entity is considered a variable interest entity for accounting purposes. The Peary Spirit is expected to be acquired by the Partnership in July 2011. As a result, the Partnership’s consolidated financial statements reflect the financial position, results of operations and cash flows of the Peary Spirit from October 1, 2010.
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Operating Results
The following table highlights certain financial information for Teekay Offshore’s four main segments: the Shuttle Tanker segment, the Conventional Tanker segment, the FSO segment, and the FPSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended
	March 31, 2011
	(unaudited)
		Conventional
	Shuttle Tanker	Tanker	FSO	FPSO
(in thousands of U.S. dollars)	Segment	Segment	Segment	Segment	Total
Net revenues	119,204	29,617	17,200	42,285	208,306

Vessel operating expenses	40,785	5,825	9,148	19,372	75,130
Time-charter hire expense	20,270	—	—	—	20,270
Depreciation and amortization	27,432	6,045	3,181	8,912	45,570

Cash flow from vessel operations(1)	45,652	22,043	4,804	19,496	91,995

	Three Months Ended
	March 31, 2010
	(unaudited)
		Conventional
	Shuttle Tanker	Tanker	FSO	FPSO
(in thousands of U.S. dollars)	Segment	Segment	Segment(2)	Segment(2)	Total
Net revenues	112,939	25,914	20,401	39,371	198,625

Vessel operating expenses	34,163	5,714	8,405	15,106	63,388
Time-charter hire expense	25,038	—	—	—	25,038
Depreciation and amortization	24,955	5,742	5,417	8,894	45,008

Cash flow from vessel operations(1)	44,804	19,007	9,534	15,768	89,113

(1)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains, includes the realized gains (losses) on the settlements foreign exchange forward contracts and excludes the cash flow from vessel operations relating to the Partnership’s Dropdown Predecessor and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Cash flow from vessel operations for the FSO segment and FPSO segment excludes the cash flow generated by the Falcon Spirit FSO unit and the Rio das Ostras FPSO unit until their acquisition by the Partnership on April 1, 2010 and October 1, 2010, respectively. Results for the Falcon Spirit FSO unit and the Rio das Ostras FPSO unit for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay are included in the Dropdown Predecessor.

Shuttle Tanker Segment
Cash flow from vessel operations from the Partnership’s shuttle tanker segment increased to $45.7 million for the first quarter of 2011, compared to $44.8 million for the same period of the prior year, primarily due to the acquisition of the Amundsen Spirit and Nansen Spirit during the fourth quarter of 2010, higher revenues relating to the amended Statoil master agreement effective September 2010, and lower time-charter hire expenses resulting from the redelivery of two in-chartered vessels. This was partially offset by lower revenue resulting from fewer revenue days from vessels operating under contracts of affreightment, and higher vessel operating expenses and restructuring costs incurred during the current quarter.
Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s conventional tanker segment increased to $22.0 million in the first quarter of 2011, compared to $19.0 million for the same period of the prior year, primarily due to higher than normal net bunker revenues due to changes in bunker prices and bunker consumption during the first quarter of 2011.
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FSO Segment
Cash flow from vessel operations from the Partnership’s FSO segment decreased to $4.8 million in the first quarter of 2011, compared to $9.5 million for the same period of the prior year, due primarily to the sale of the FSO unit Karratha Spirit and associated restructuring charges of $2.7 million incurred during the quarter, and a lower time-charter rate on the Navion Saga in accordance with the charter contract that took effect in the second quarter of 2010, partially offset by the acquisition of the Falcon Spirit FSO unit on April 1, 2010.
FPSO Segment
Cash flow from vessel operations from the Partnership’s FPSO segment increased to $19.5 million for the first quarter of 2011, compared to $15.8 million for the same period of the prior year, primarily due to the acquisition of the Rio das Ostras FPSO unit on October 1, 2010.
Liquidity
As of March 31, 2011, the Partnership had total liquidity of $381.9 million, which consisted of $123.4 million in cash and cash equivalents and $258.5 million in undrawn revolving credit facilities.
2010 Audited Financial Statements
Teekay Offshore Partners L.P. filed its 2010 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 12, 2011. Copies are available on Teekay Offshore’s web site, under “Investor Briefcase”, at www.teekayoffshore.com. Unitholders may request a printed copy of this annual report, including the complete audited financial statements free of charge by contacting Teekay Offshore’s Investor Relations.
Conference Call
The Partnership plans to host a conference call on May 13, 2011 at 1:00 p.m. (ET) to discuss its results for the first quarter 2011. An accompanying investor presentation will be available on Teekay Offshore’s Web site at www.teekayoffshore.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (866) 322-8032 or (416) 640-3406, if outside North America, and quoting conference ID code 5531030.
•	By accessing the webcast, which will be available on Teekay Offshore’s Web site at www.teekayoffshore.com (the archive will remain on the Web site for a period of 30 days).
The conference call will be recorded and available until May 20, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 5531030.
About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation, oil production and storage services to the offshore oil industry. Teekay Offshore owns 36 shuttle tankers (including five chartered-in vessels and one committed newbuilding), five FSO units, 11 conventional oil tankers, and two FPSO units. Teekay Offshore also has rights to participate in certain other FPSO and shuttle tanker opportunities.
Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
Web site: www.teekayoffshore.com
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010 (1)	2010 (1)(2)
	(unaudited)	(unaudited)	(unaudited)

REVENUES	233,771	229,263	233,579

OPERATING EXPENSES
Voyage expenses	25,465	26,151	34,954
Vessel operating expenses (3)	75,130	77,344	63,388
Time-charter hire expense	20,270	20,981	25,038
Depreciation and amortization	45,570	50,230	45,008
General and administrative (3)	18,730	13,394	16,634
Loss on sale of vessel	171	—	—
Write-down of vessels	900	9,441	—
Restructuring charge (4)	3,924	—	119

	190,160	197,541	185,141

Income from vessel operations	43,611	31,722	48,438

OTHER ITEMS
Interest expense	(8,469)	(8,553)	(9,880)
Interest income	129	200	165
Realized and unrealized gain (loss) on derivative instruments (5)	10,840	63,863	(24,475)
Foreign exchange (loss) gain (6)	(799)	(348)	1,622
Income tax (expense) recovery	(2,653)	1,133	6,911
Other income — net	1,310	1,296	2,481

Net income	43,969	89,313	25,262

Net income attributable to:
Non-controlling interests	20,593	39,332	10,849
Dropdown Predecessor (1) (2)	—	—	(467)
Partners	23,376	49,981	14,880
Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted	57,170,219	50,547,500	38,206,000
Total units outstanding at end of period	62,800,314	55,237,500	42,760,000

(1)
Results for the Rio das Ostras FPSO unit for the period beginning April 2008 prior to its acquisition by the Partnership in October 2010 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor.

(2)
Results for the Falcon Spirit FSO unit for the period beginning December 2009 prior to its acquisition by the Partnership in April 2010 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor.

(3)
The Partnership has entered into foreign exchange forward contracts, which are economic hedges for certain vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts, including forward contracts relating to the Dropdown Predecessor, are reflected in vessel operating expenses, and general and administrative expenses in the above Summary Consolidated Statements of Income as detailed in the table below:

	Three Months Ended
	March 31, 2011	December 31, 2010	March 31, 2010
Vessel operating expenses	(184)	(69)	(1,125)
General and administrative	130	(272)	(712)

(4)
Restructuring charges for the three months ended March 31, 2011 were incurred in connection with the sale of a FSO unit and the termination of the charter contract of one of the Partnership’s shuttle tankers. Restructuring charges for the three months ended March 31, 2010 were incurred in connection with the re-flagging of certain of the Partnership’s vessels.

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(5)
The realized (losses) gains relate to the amounts the Partnership actually paid or received to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended
	March 31, 2011	December 31, 2010	March 31, 2010

Realized (losses) gains relating to:
Interest rate swaps	(13,702)	(12,993)	(12,787)
Foreign currency forward contract	418	(384)	(155)

	(13,284)	(13,377)	(12,942)

Unrealized gains (losses) relating to:
Interest rate swaps	20,765	76,368	(10,949)
Foreign currency forward contracts	3,359	872	(584)

	24,124	77,240	(11,533)

Total realized and unrealized gains (losses) on non-designated derivative instruments	10,840	63,863	(24,475)

(6)
Foreign exchange (loss) gain includes realized gains of $0.7 million for the three months ended March 31, 2011 relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swap that was entered into as an economic hedge in relation to the Partnership’s NOK 600 million unsecured bond. Foreign exchange (loss) gain also includes unrealized gains of $6.2 million for the three months ended March 31, 2011 relating to the change in fair value of such derivative instrument, partially offset by $5.3 million in unrealized losses on the revaluation of the NOK bond.

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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	March 31, 2011	December 31, 2010
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	123,422	166,483
Other current assets	156,946	142,493
Vessels and equipment	2,271,695	2,299,507
Other assets	75,501	78,267
Intangible assets	26,983	28,763
Goodwill	127,113	127,113

Total Assets	2,781,660	2,842,626

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	101,491	101,287
Other current liabilities	145,511	113,183
Current portion of long-term debt	137,468	152,096
Long-term debt	1,667,768	1,565,044
Other long-term liabilities	117,483	140,842
Redeemable non-controlling interest	40,614	41,725
Equity:
Non-controlling interest	48,323	170,876
Partners’ equity	523,002	557,573

Total Liabilities and Equity	2,781,660	2,842,626

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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2011	2010(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	69,028	73,951

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	177,644	62,000
Scheduled repayments of long-term debt	(44,441)	(11,839)
Prepayments of long-term debt	(50,360)	(110,163)
Advances to affiliates	—	(44,410)
Joint venture partner advances	14,500	4,532
Contribution by Teekay Corporation relating to acquisition of Rio das Ostras	1,000	—
Purchase of 49% interest in Teekay Offshore Operating L.P.	(160,000)	—
Equity contribution from joint venture partner	750	—
Proceeds from issuance of common units	—	100,581
Expenses of equity offerings	—	(4,452)
Cash distributions paid by the Partnership	(27,723)	(17,665)
Cash distributions paid by subsidiaries to non-controlling interests	(17,449)	(19,472)
Other	—	333

Net financing cash flow	(106,079)	(40,555)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(16,907)	(208)
Proceeds from sale of vessels and equipment	5,054	—
Investment in direct financing lease assets	370	(886)
Direct financing lease payments received	5,473	6,178

Net investing cash flow	(6,010)	5,084

(Decrease) increase in cash and cash equivalents	(43,061)	38,480
Cash and cash equivalents, beginning of the period	166,483	109,407

Cash and cash equivalents, end of the period	123,422	147,887

(1)
In accordance with GAAP, the Summary Consolidated Statements of Cash Flows includes the cash flows relating to the Falcon Spirit FSO unit, for the period from December 15, 2009 to April 1, 2010 and the Rio das Ostras FPSO unit, for the period from April 1, 2008 to October 1, 2010, when the vessels were under the common control of Teekay Corporation, but prior to their acquisition by the Partnership.

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31, 2011	March 31, 2010
	(unaudited)	(unaudited)
Net income — GAAP basis	43,969	25,262
Adjustments:
Net (income) attributable to non-controlling interests	(20,593)	(10,849)
Net loss attributable to Dropdown Predecessor	—	467

Net income attributable to the partners	23,376	14,880
Add (subtract) specific items affecting net income:
Foreign exchange losses (gains) (1)	1,464	(636)
Foreign currency exchange losses resulting from hedging ineffectiveness (2)	54	1,860
Deferred income tax expense (recovery) relating to unrealized foreign exchange gains (3)	6,519	(3,209)
Unrealized (gains) losses on derivative instruments (4)	(24,124)	11,150
Loss on sale of vessel (5)	171	—
Write-down of vessel (6)	900	—
Restructuring charges and other(7)	4,873	119
Non-controlling interests’ share of items above	8,849	(4,019)

Total adjustments	(1,294)	5,265

Adjusted net income attributable to the partners	22,082	20,145

(1)
Foreign exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period, excluding amounts related to Dropdown Predecessor.

(2)
Foreign currency exchange losses resulting from hedging ineffectiveness include the unrealized losses arising from hedge ineffectiveness from foreign exchange forward contracts that are or have been designated as hedges for accounting purposes. This excludes foreign currency exchange gains resulting from hedging ineffectiveness relating to the Dropdown Predecessors of $0.02 million for the three months ended March 31, 2010.

(3)	Portion of deferred income tax (recovery) expense related to unrealized foreign exchange gains and losses.

(4)
Reflects the unrealized losses (gains) due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, excluding unrealized losses of $0.4 million relating to the Dropdown Predecessors for the three months ended March 31, 2010.

(5)	Loss on sale of vessel relates to the sale of the Karratha Spirit FSO unit.

(6)	Write-down of vessel is related to the valuation impairment of one conventional tanker based on its projected discounted cash flows.

(7)
Restructuring charges of $3.9 million for the three months ended March 31, 2011 were incurred in connection with the sale of a FSO unit and the termination of the charter contract of one of the Partnership’s shuttle tankers. Restructuring charges of $0.1 million for the three months ended March 31, 2010 were incurred in connection with the re-flagging of certain of the Partnership’s vessels. Other items for the three months ended March 31, 2011 include $0.9 million related to a one-time management fee associated with the portion of stock-based compensation grants of Teekay’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income (loss) from variable interest entities, non-cash income taxes, loss on write down of vessels and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income for the quarter.

Three Months Ended
March 31, 2011
(unaudited)
Net income	43,969
Add (subtract):
Depreciation and amortization	45,570
Loss on sale of vessel	171
Write-down of vessel	900
Foreign exchange and other, net	3,154
Deferred income tax expense	1,169
Estimated maintenance capital expenditures	(25,610)
Unrealized gains on non-designated derivative instruments (1)	(24,124)

Distributable Cash Flow before Non-Controlling Interest	45,199
Non-controlling interests’ share of DCF	(15,983)

Distributable Cash Flow	29,216

(1)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.
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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended March 31, 2011
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment	Segment	Segment	Segment	Total
Net revenues (1)	119,204	29,617	17,200	42,285	208,306
Vessel operating expenses	40,785	5,825	9,148	19,372	75,130
Time-charter hire expense	20,270	—	—	—	20,270
Depreciation and amortization	27,432	6,045	3,181	8,912	45,570
General and administrative	12,482	1,749	1,063	3,436	18,730
Loss on sale of vessel	—	—	171	—	171
Write-down of vessel	—	900	—	—	900
Restructuring charges	1,227	—	2,697	—	3,924

Income from vessel operations	17,008	15,098	940	10,565	43,611

	Three Months Ended March 31, 2010
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment	Segment	Segment(2)	Segment(2)	Total
Net revenues(1)	112,939	25,914	20,401	39,371	198,625
Vessel operating expenses	34,163	5,714	8,405	15,106	63,388
Time-charter hire expense	25,038	—	—	—	25,038
Depreciation and amortization	24,955	5,742	5,417	8,894	45,008
General and administrative	11,260	1,193	1,010	3,171	16,634
Restructuring charges	119	—	—	—	119

Income from vessel operations	17,404	13,265	5,569	12,200	48,438

(1)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues are a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Income from operations for the Falcon Spirit FSO unit and the Rio das Ostras FPSO unit for the periods prior to their acquisition by the Partnership on April 1, 2010 and October 1, 2010, respectively, when they were owned and operated by Teekay Corporation are required by GAAP to be included in Teekay Offshore’s results for such prior periods. The amounts included in this release related to the Falcon Spirit FSO unit Dropdown Predecessor and the Rio das Ostras FPSO Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Falcon Spirit FSO unit and the Rio das Ostras FPSO were acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the first quarter of 2010.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects, cash flows and distributions to unitholders; the expected increase in distributable cash flow in the second quarter of 2011 as a result of the acquisition of the remaining 49 percent interest in OPCO in March 2011; the industry fundamentals for deepwater offshore oil production; the potential for Teekay to offer additional vessels to the Partnership and the Partnership’s acquisition of any such vessels, including the Petrojarl Foinaven FPSO unit, the Petrojarl Cidade de Itajai FPSO unit, and the Scott Spirit newbuilding Aframax shuttle tanker; and the potential for the Partnership to acquire other vessels or offshore projects from Teekay or third parties. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; variability in shuttle tanker tonnage requirements under the Statoil Master Agreement; different-than-expected levels of oil production in the North Sea offshore fields; potential early termination of contracts, including the Rio das Ostras FPSO time-charter contract and the Statoil Master Agreement; failure of Teekay to offer to the Partnership additional vessels; the inability of the joint venture between Teekay and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to the Partnership; failure of Teekay to win a new long-term fixed-rate contract in the North Sea with a major oil and gas company; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to acquire to acquire other vessels or offshore projects from from Teekay or third parties; the Partnership’s ability to raise financing to purchase additional assets; failure to secure a new contract in excess of three years for Teekay’s fourth Aframax shuttle tanker newbuilding; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2010. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner
Date: May 13, 2011	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)